Acco Group Holdings Ltd.

Unit 2406, 24/F

Low Block, Grand Millennium Plaza

181 Queen’s Road Central, Hong Kong

June 16, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Keira Nakada Doug Jones Jenny O’Shanick
Evan Ewing

Re:	Acco Group Holdings Ltd.
Amendment No. 4 to Draft Registration Statement on Form F-1
Submitted April 17, 2025
CIK No. 0002038378

Ladies and Gentlemen:

We are in receipt of the comment letter dated April 23, 2025, regarding Acco Group Holdings Ltd. (the “Company,” “Acco,” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An amended Draft Registration Statement on Form F-1 (the “Form F-1/A”), which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1/A, is being submitted confidentially to accompany this letter. As requested by the Staff, we have provided responses to the questions raised by the Staff.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1/A.

Amendment No. 4 to Draft Registration Statement on Form F-1

Cover Page

1.	Refer to your response to prior comment 1 in which you state Mr. Yuen Yuk, Hau’s personal settlement of the dividend entitlements of other shareholders using his own financial resources was a private arrangement and was not undertaken by you or on your behalf. You stated in your response to comment 2 in your letter dated March 31, 2025 that other shareholders’ entitlement to the dividends declared were used for offsetting the amounts due from Mr. Yuen Yuk, Hau and Accolade IP Limited. From your disclosures and responses, aggregate dividends declared in fiscal 2023 and fiscal 2024 is $2,600,704, of which an aggregate of $86,539 was paid, leaving aggregate dividends unpaid of $2,514,165. Your responses and disclosures state the total unpaid dividends declared were offset against receivables from two related parties - Mr. Yuen Yuk, Hau and Accolade IP Limited. At the time the dividends were declared, it appears Mr. Yuen Yuk, Hau was the only common director of Accolade IP Limited, based on your disclosures Mr. Cheung Po, Lui was not appointed a director of Accolade IP Limited nor became a director/executive of Acco Group Holdings Limited until after June 30, 2024. Therefore, it appears Mr. Yuen Yuk, Hau, and not all shareholders, was the sole beneficiary of the unpaid dividends and related offset. Please tell us all of the shareholders of record related to the dividends declared in each of fiscal 2023 and fiscal 2024, those that received cash for their dividend declaration, and those for which their entitlement to dividends declared were used for offsetting amounts due from Mr. Yuen Yuk, Hau and Accolade IP Limited as you stated. Also, explain to us why an obligation of the company for dividends declared that was settled by a party other than the company has no accounting impact on the company. If dividends declared were solely for the benefit of one related party, explain to us why this is not considered to be compensation to that related party.

RESPONSE: We respectfully submit the following in response to the Staff’s comment:

Before the Reorganization of Acco’s group of companies in June, 2024, Accolade IP Limited and the Acco’s current Operating Subsidiaries (i.e. Accolade Corporate Services Limited, Accolade Consultants Limited, and Accolade IP (SG) Pte. Ltd.) were beneficially owned by the same group of shareholders via a holding company: approximately 86.5% by Mr. Yuen Yuk, Hau (“Mr. Hau”) and his spouse through a BVI company, and approximately 13.5% by a number of individual minority shareholders (the “Minority Shareholders”). For the year ended June 30, 2023, the Operating Subsidiaries declared dividend of approximately US$641,026 to their then shareholders, and for the year ended June 30, 2024, the Operating Subsidiaries declared dividend of US$1,959,678 to their then shareholders, collectively $2,600,704 in total for fiscal years 2023 and 2024. Apart from these distributions and save as previously disclosed, as of the date of this letter, for the six months ended December 31, 2024, and for the years ended June 30, 2024 and 2023, there have been no other transfers of cash, dividends, or distributions among our Operating Subsidiaries and by Acco, the Cayman Islands holding company, since its incorporation.

Accordingly, for the fiscal years ended June 30, 2023 and 2024, the then-shareholders of record entitled to the dividends declared by the Operating Subsidiaries were Mr. Hau and his spouse (holding 86.5% ownership interest of the holding company before the Reorganization) and the Minority Shareholders (holding an aggregate 13.5% ownership interest of the holding company before the Reorganization). Accordingly, Mr. Hau and his spouse’ dividends entitlement was $2,249,609 (86.5% of the total dividends declared) and the Minority Shareholders’ dividends entitlement was $351,095 (13.5% of the total dividends declared).

The following table summarizes the method of settlement of the dividends declared for fiscal years 2023 and 2024 collectively, including cash payments, offsetting of related party balances, and mutual arrangements between shareholders. As a result of the settlement as specified below, all dividend entitlements have been fully discharged:

	Total ($)	Dividend entitlement of Mr. Hau and his spouse ($)	Dividend entitlement of the Minority Shareholders ($)	Notes
Total dividends	2,600,704	2,249,609	351,095

Settlement Method	Amount ($)	Settled Amount (against the entitlement by Mr. Hau and his spouse)	Settled amount(against the entitlement by the Minority Shareholders)	Notes
a. Amount of dividend declared in the form of cash settlement by the Company to the Minority Shareholders	(86,539)	——	(86,539)	Dividends in the amount of $86,539 were declared by cash and paid directly by Accolade Corporate Services Limited to the Minority Shareholders during FY2023 and FY2024
b. Unpaid dividend payable to offset against amount due from Mr. Hau	(1,028,475)	(1,028,475)	——	Dividends in the amount of $1,028,475 were declared as the dividend payable to offset against amounts due from Mr. Hau.
c. Unpaid dividend payable to offset against amount due from Accolade IP Limited	(1,485,690)	(1,346,846)	(138,844)

An amount of $1,485,690 was due from Accolade IP Limited to the Operating Subsidiaries, arising from the group’s internal cash management policy implemented prior to the Reorganization.

At the same time, there were unpaid dividend payables to the then-shareholders related to dividends declared for the years ended June 30, 2024 and 2023.

For ease of cash settlement, Accolade IP Limited directly paid $1,346,846 to Mr. Hau and $138,844 to the Minority Shareholders on behalf of the Operating Subsidiaries, thereby settling Operating Subsidiaries’ obligations in respect of the unpaid dividends to the then-shareholders.

Balance and net position between Mr. Hau and his spouse and the Minority Shareholders after the settlements above	——	125,712	(125,712)	Upon the completion of the above transactions and settlements, Mr. Hau and his spouse received $125,712 more than the dividend they were entitled, and the Minority Shareholders is $125,712 short.

Balance and net position that are settled between Mr. Hau and the Minority Shareholders in accordance with the settlement agreements.	——	(125,712)	125,712	For the sake of convenience, Mr. Hau and the Minority Shareholders agreed to even out their positions through cash settlement among themselves, without creating additional cash inflow from Mr. Hau to the Operating Subsidiaries for the amount he received more than his due ($125,712), and subsequent cash outflow to the Minority Shareholders for the shortfall ($125,712). Accordingly, Mr. Hau paid the balance of $125,712 to Minority Shareholders, out of his own personal financial resources, pursuant to the settlement agreements between Mr. Hau and the Minority Shareholders.

Balance	0	0	0	All balance are fully discharged and settled

As demonstrated above, the dividend entitlements for Mr. Hau and his spouse and the Minority Shareholders were fully settled.

In summary, the Minority Shareholders received their dividend entitled ($351,095, 13.5% of $2,600,704) by: (a) cash paid directly by Accolade Corporate Services Limited ($86,539); (b) cash paid directly by Accolade IP Limited ($138,844); and (c) cash paid directly by Mr. Hau, who privately settled the Minority Shareholders remaining entitlement ($125,712) outside the Company, pursuant to the settlement agreements. No Minority shareholders’ rights have been compromised and their dividend entitlement are fully satisfied. As such, Mr. Hau and his spouse have not received the preferential benefit. The allocation and settlement reflected equity ownership and did not involve the assets of the Company or the Operating Subsidiaries beyond what was proportionately due.

Why an obligation of the company for dividends declared that was settled by a party other than the company has no accounting impact on the company:

The Operating Subsidiaries’ dividend obligations were fully discharged through: (i) cash payments made directly by Accolade Corporate Services Limited to the Minority Shareholders; and (ii) offsets against pre-existing receivables due from Mr. Hau and Accolade IP Limited.

As illustrated in the table above, while Mr. Hau and his spouse received $125,712 more than the dividend they were entitled to, and the Minority Shareholders is $125,712 short following the full discharge of the dividend obligations by the Operating Subsidiaries, the difference was subsequently evened out as Mr. Hau paid the balance of $125,712 to Minority Shareholders, out of his own personal financial resources. This arrangement between Mr. Hau and the Minority Shareholders is a shareholder-level transaction conducted without the Company and did not involve the Company’s assets or incur additional liabilities.

As far as the Operating Subsidiaries are concerned, none of them had paid or settled more than the amounts required under their dividend obligations to their then-shareholders as a whole (i.e. $2,600,704). As such, there was no release of corporate obligations by third parties on behalf of the Operating Subsidiaries that would require recognition of income, capital contribution, or any other adjustment under U.S. GAAP. The Operating Subsidiaries’ dividend liabilities were properly derecognized upon settlement through cash payments and offsets, and no financial statement impact beyond the settlement process was required.

If dividends declared were solely for the benefit of one related party, explain to us why this is not considered to be compensation to that related party.

We respectfully advise that the offsetting of dividend entitlements against receivables from Mr. Hau and Accolade IP Limited does not constitute compensation to Mr. Hau for the following reasons:

●	As far as the Operating Subsidiaries are concerned, none of them had paid or settled more than the amounts required under their dividend obligations to their then-shareholders as a whole (i.e. $2,600,704);

●	The combined effect of (i) the settlement by the Operating Subsidiaries through cash payments and offsetting against pre-existing receivables; and (ii) the settlement between Mr. Hau and the Minority Shareholders, was that all the then-shareholders received their proportionate due. In short, following the aforesaid settlements, Mr. Hau and his spouse did not enjoy any incremental or preferential benefit beyond their proportionate due, before or after the Reorganization;

●	The offset settled pre-existing receivables owed by related parties to the Company and did not arise from new arrangements, bonuses, or incentives linked to services rendered; and

●	No element of service-based consideration exists; therefore, there is no basis to account for the settlement as compensation expense under ASC 718 (Compensation – Stock Compensation) or ASC 710 (Compensation – General).

Accordingly, the settlement arrangements between Mr. Hau and the Minority Shareholders, and the Company’s offsetting of related party receivables are properly reflected without further accounting adjustment for compensation.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq., or Yarona L. Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

By:	/s/ Cheung Po, LUI
Name:	Cheung Po, LUI
Title:	Chief Executive Officer

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